UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CleanSpark, Inc.

(Exact name of registrant as specified in its charter)

Nevada	87-0449945
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10624 S. Eastern Ave. Suite A-638 Henderson, Nevada	89052
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Redeemable warrants, exercisable for shares of common stock at an exercise price of $165.24 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement file number to which this form relates:

None

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

This amendment to Form 8-A is being filed to amend and supplement the Form 8-A filed by CleanSpark, Inc. (the “Company”) on October 31, 2024 to reflect the terms of the Amended and Restated Warrant Agreement entered into by the Company and Securities Transfer Corporation on November 8, 2024. Item 1 and Item 2 and the exhibits are being amended and restated in their entirety as follows:

Item 1. Description of Registrant’s Securities to be Registered.

On October 30, 2024, a merger was consummated among CleanSpark, Inc., a Nevada corporation (the “Company”), GRIID Infrastructure Inc., a Delaware corporation (“GRIID”), and Tron Merger Sub, Inc., a direct, wholly owned subsidiary of the Company (“Merger Sub”), pursuant to that certain Agreement and Plan of Merger, dated as of June 26, 2024 (the “Merger Agreement”) under which Merger Sub merged with and into GRIID, with GRIID surviving as a direct, wholly owned subsidiary of the Company (the “Merger”).

Prior to the effective time of the Merger, GRIID had outstanding and unexercised 13,800,000 warrants to purchase an aggregate of 13,800,000 shares of common stock, par value $0.0001 per share, of GRIID at an exercise price of $11.50 per share (the “GRIID Public Warrants”).

In accordance with the Merger Agreement and the exchange ratio determined thereunder, at the effective time of the Merger, the GRIID Public Warrants outstanding and unexercised immediately prior to the effective time of the Merger were automatically converted into 13,800,000 warrants to purchase an aggregate of 960,395 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at an exercise price of $165.24 per share of Common Stock (the “Company Public Warrants”).

The securities to be registered hereunder are the Company Public Warrants. Pursuant to the Amended and Restated Warrant Agreement dated November 8, 2024 (the “Warrant Agreement”) between the Company and Securities Transfer Corporation, a Texas corporation, as warrant agent (the “Warrant Agent”), each Company Public Warrant entitles the registered holder to purchase 0.069593885 of a share of Common Stock at a price of $165.24 per share, subject to adjustment as discussed below, at any time provided that the Company has an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the issuance of the shares of Common Stock issuable upon exercise of the Company Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities or blue sky laws of the state of residence of the holder (or the Company permits holders to exercise their Company Public Warrants on a cashless basis under the circumstances specified in the Warrant Agreement). A Company Public Warrant holder may exercise its Company Public Warrants only for a whole number of shares of Common Stock. Accordingly, no fractional shares of Common Stock will be issued upon exercise of the Company Public Warrants. If, upon exercise of any Company Public Warrants, the holder thereof would be entitled to receive a fractional interest in a share of Common Stock, the Company shall, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the holder and deliver to such holder cash in lieu of fractional shares. The Company Public Warrants will expire on the earlier to occur of (x) December 29, 2028, at 5:00 p.m., New York City time, or (y) redemption of the Company Public Warrants.

The Company is not obligated to deliver any shares of Common Stock pursuant to the exercise of a Company Public Warrant and will have no obligation to settle such Company Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Common Stock issuable upon exercise is then effective and a prospectus relating thereto is current, or in the opinion of counsel to the Company, the exercise of the Company Public Warrant is exempt from the registration requirements of the Securities Act.

The Company may redeem the Company Public Warrants:

•	in whole and not in part;

•	at a price of $0.0006959 per Company Public Warrant;

•	upon not less than thirty (30) days’ prior written notice of redemption to each Company Public Warrant holder; and

•

if, and only if, the reported last sales price of the shares of Common Stock equals or exceeds $258.64 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the Company Public Warrant holders.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Company Public Warrants, each Company Public Warrant holder will be entitled to exercise his, her or its Company Public Warrant prior to the scheduled redemption date. However, the price of the shares of Common Stock may fall below the $258.64 redemption trigger price as well as the $165.24 Company Public Warrant exercise price after the redemption notice is issued.

If the Company calls the Company Public Warrants for redemption as described above, the Company’s management will have the option to require any holder that wishes to exercise his, her or its Company Public Warrant to do so on a “cashless basis.” If the Company’s management takes advantage of this option, all holders of Company Public Warrants would pay the exercise price by surrendering their Company Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Company Public Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Company Public Warrants by (y) the fair market value. The “fair market value” will mean the average last reported sale price of the shares of Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Company Public Warrants. If the Company’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Company Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Company Public Warrant redemption.

A holder of a Company Public Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Company Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% of Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Company Public Warrant will be increased in proportion to such increase in outstanding shares of Common Stock.

In addition, if the Company, at any time while the Company Public Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of the shares of Common Stock on account of such shares of Common Stock or other securities into which the Company Public Warrants are convertible (an “Extraordinary Dividend”), other than (a) as described above, or (b) as a result of certain ordinary cash dividends, then the Company Public Warrant exercise price will be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of the shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Company Public Warrant will be decreased in proportion to such decrease in issued and outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Company Public Warrants is adjusted, as described above, the Company Public Warrant exercise price will be adjusted by multiplying the Company Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Company Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of issued and outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Company Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Company Public Warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Company Public Warrants would have received if such holder had exercised their Company Public Warrants immediately prior to such event; provided that if less than 70% of the consideration receivable by the holders of shares of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Company Public Warrant properly exercises the Company Public Warrant within thirty (30) days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Company Public Warrant.

The Company Public Warrants are issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Company Public Warrants may be amended without the consent of any registered holder to cure any ambiguity or correct any defective provision but requires the written consent of the registered holders of at least a majority of the then issued and outstanding Company Public Warrants to make any change that adversely affects the interests of the registered holders of Company Public Warrants.

The Company Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent or the office of its successor as Warrant Agent, with the subscription form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified check payable to the Warrant Agent or by wire transfer, for the number of Company Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their Company Public Warrant and receive shares of Common Stock. After the issuance of the shares of Common Stock upon exercise of the Company Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by holders of shares of Common Stock.

The foregoing description of the Company Public Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement and the form of Warrant Certificate, copies of which are attached hereto as Exhibit 4.1 and 4.2, respectively, and incorporated herein by reference.

Item 2. Exhibits

The following exhibits have been filed as exhibits to the Registration Statement and are incorporated herein by reference:

Exhibit Index

Exhibit	Description

3.1	Conformed Copy of Amended and Restated Articles of Incorporation of CleanSpark, Inc., as amended through March 8, 2023 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed on April 6, 2023).

3.2	Amendment to Amended and Restated Articles of Incorporation, dated October 28, 2024 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on October 29, 2024).

3.3	First Amended and Restated Bylaws of CleanSpark, Inc. dated September 17, 2021 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on September 17, 2021).

3.4	First Amendment to First Amended and Restated Bylaws of CleanSpark, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on August 30, 2024).

4.1*	Amended and Restated Warrant Agreement dated November 8, 2024 by and between CleanSpark, Inc. and Securities Transfer Corporation.

4.2*	Form of Warrant Certificate (included in Exhibit 4.1).

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CleanSpark, Inc.

Date: November 8, 2024	By:	/s/ Gary A. Vecchiarelli
	Name:	Gary A. Vecchiarelli
	Title:	Chief Financial Officer